Exhibit 99.2

FCA Announces New Appointments
Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that Alfredo Altavilla will be leaving the Group to pursue other professional interests.

The Group thanks Alfredo for his contributions and wishes him all the best for the future.

FCA announces the following leadership changes, effective immediately.
The Group Chief Executive Officer, Mike Manley, is also appointed ad interim Chief Operating Officer of EMEA Region. Alfredo will be working with Mike through the end of August to ensure a smooth transition.
Global Business Development will now be realigned to report to Richard Palmer, the Group Chief Financial Officer and Chief Operating Officer Systems and Castings.
London, 23 July 2018

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com